April 5, 2019

Nirajkumar Patel
Chief Executive Officer
Quick Start Holdings, Inc.
401 N. Wickham Road, Suite 130
Melbourne, FL 32935

       Re: Quick Start Holdings, Inc.
           Amendment No. 2 to Registration Statement on Form 10-12G Filed March 25, 2019
           File No. 000-56016

Dear Mr. Patel:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2019 letter.

Amendment No. 2 to Form 10

Prior and Current Shell Company Experience of Former Management and Former Majority
Stockholder, page 10

1. We reissue prior comment 2. Your response explains why you believe that NL One was not a "blank check company;" however, you should disclose in the filing that NL One was a "shell company" as defined in Rule 12b-2 of the Exchange Act. Please revise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact James Giugliano at 202-551-3319 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please
 Nirajkumar Patel
Quick Start Holdings, Inc.
April 5, 2019
Page 2

contact Pam Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                        Sincerely,
FirstName LastNameNirajkumar Patel
                                                        Division of Corporation
Finance
Comapany NameQuick Start Holdings, Inc.
                                                        Office of Beverages,
Apparel and
April 5, 2019 Page 2                                    Mining
FirstName LastName